Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Live Music Tutor Inc.
1170 Tree Swallow Road, Suite 333
Winter Springs, FL 32708
livemusictutor.com

Up to $1,070,000.00 in Class A Common Stock at $5.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Live Music Tutor Inc.
Address: 1170 Tree Swallow Road, Suite 333, Winter Springs, FL 32708
State of Incorporation: DE
Date Incorporated: July 11, 2011

Terms:

Equity

Offering Minimum: $10,000.00 | 2,000 shares of Class A Common Stock
Offering Maximum: $1,070,000.00 | 214,000 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $200.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

<u>Time-Based:</u>

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

<u>Amount-Based:</u>

$500+ | Tier 1

A Free lesson (any skill level).

$1,000+ | Tier 2

5% bonus shares + Free lesson (any skill level).

$2,500+ | Tier 3

7% bonus shares + 20% discount for 5 lessons

$5,000+ | Tier 4

10% bonus shares + 20% discount for 10 lessons.

$10,000+ | Tier 5

13% bonus shares + 20% discount for 10 lessons + Live Music Tutor Guitar.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Live Music Tutor Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $5/ share, you will receive and own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

<u>Overview</u>

LIVE MUSIC TUTOR a public benefit corporation with proprietary technology and software that provides a convenient, safe and affordable way to implement a music program without the capital expenses and significantly less overhead associated with traditional music programs.

Live Music Tutor has delivered over 100k lessons and has generated over $900k as part of its proof of concept since inception. We offer virtual lessons with vetted instructors for all ages (3-103), for all levels (beginner through expert), and all instruments via our platform.

Our customers include individuals seeking private lessons, schools, after-school program administrators, the Veterans Administration, nursing homes, prisons, and similar entities that have traditionally provided music education and music therapy services.

We have recently developed a subscription model for entities to use our proprietary classroom which includes features such as the ability for branding, the ability to conduct virtual rehearsals and performances, and the opportunity to white label the platform for other industrial uses.

LMT currently has a community that includes over 200 countries, K-12 school districts across the US, the Veterans Administration, and thousands of vetted instructors.

We have won a host of technology and business awards and have been featured in a variety of press and articles including the NYTimes, Marketwatch, and others.

Corporate History

2011 Live Music Tutor LLC Formed

2012 Live Music Tutor converted from LLC to Inc

2015 First Pilot Programs for schools and Special Needs programs began.

2018 Company moved corporation from Florida to Delaware. Platform redesigned. Began pilot program with the Veterans Administration.

2019 Established strategic relationship with Grammy Music Education Coalition. Completed white paper on Music Therapy, veterans, and technology with Center For Music Therapy and Hope Young.

2020 Built a subscription-based version of our proprietary classroom for users impacted by the pandemic. Enhanced white-label capabilities for business use for other verticals with proprietary features and branding opportunities.

Competitors and Industry

Competitors:

Traditional K-12 Schools/Private Lessons providers

Online video platforms (YouTube and other online proprietary downloads)

Third-party video hosting platforms

These competitors include Lesson Face, Tonara, Care2Rock, Virtu Academy, Los Angeles Guitar Academy, ONMUTO, Liberty Park Music, and Udemy (to name a few).

Based on our research, many of these competitors are one-way, pre-recorded, and have limited instructors, and lack the features that we provide (i.e. branding).

Market Opportunity

Zion Market Research expects the global private tutoring market to grow to $174 billion by 2026 at 7% growth.

Orbis Research expects the global e-learning market to grow to $275 billion by 2022 at

7.5% growth.

Education Industry:
- Approximately, 30 million youth globally take music lessons.
- Approximately, 14,000 school districts in the US
- 80% have cut funds for music programs since 2008.
- Every Student Succeeds Act (ESSA) – passed in December 2015, puts music back in schools as part of a well-rounded education like math and science.
- Approximately, 130,000 schools in the US.

Current Stage and Roadmap

Current Development

Live Music Tutor is at an early growth stage and has proven the concept with a variety of pilot programs and approximately $1 million in revenues. The revenues are from private lessons, lessons in schools, nursing homes, the Veteran Administration, and others. We currently are engaged with over 70 different school districts,(with over 400 more in the pipeline), the VA, other government entities, and more globally and domestically.

To achieve growth in the B2B and B2C markets, we will need to increase our sales force, marketing efforts and incorporate social media influencers and/or other music professionals via direct or indirect activities.

LMT believes that our subscription model and white label solution are well suited for today's (post) pandemic marketplace and that our classroom also outpaces the security and privacy concerns of online software such as Zoom.

Future Roadmap

We are continuing to expand our distribution with current partners and actively seeing future strategic partnerships with major entities, such as NAMM, Grammy Music Education Coalition, SXSW, NAfMT, University of Central Florida accelerator program, etc. We also plan to increase our social media and marketing efforts for deeper market penetration.

We intend to expand our white label solutions into additional verticals such as wellness and cooking lessons in the future.

The Team

Officers and Directors

Name: Ted Gee

Ted Gee's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President and CEO
  Dates of Service: January 01, 2012 - Present
  Responsibilities: Providing vision, leadership, and direction of the organization. Chairman of the board. The salary for the President and CEO role is $200,000 per year. Compensation for the board will be determined each year and shares of common stock issued.

Other business experience in the past three years:

- **Employer:** American Association of Kidney Patients
  Title: Board Member
  Dates of Service: January 01, 2014 - December 31, 2019
  Responsibilities: Participate on the board in support of advocacy for kidney patients.

Other business experience in the past three years:

- **Employer:** SBI Inc
  Title: President and CEO
  Dates of Service: January 31, 2008 - December 31, 2020
  Responsibilities: Founder and leader of the leadership consulting firm.

Name: Harold Scott

Harold Scott's current primary role is with Retired Executive. Harold Scott currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Secretary
  Dates of Service: January 31, 2014 - Present
  Responsibilities: Participate on the board and act as the secretary. Compensation for the board is Common Stock A issued annually.

Name: Ed Bailey

Ed Bailey's current primary role is with Austin City Limits. Ed Bailey currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: June 30, 2017 - Present
  Responsibilities: Participate on the board. Compensation is Common Stock A issued annually

Other business experience in the past three years:

- **Employer:** Austin City Limits
  Title: Vice President of Brand Development
  Dates of Service: January 31, 2010 - Present
  Responsibilities: Responsible for strategic branding and events for Austin City Limits

Name: Larry Williams

Larry Williams's current primary role is with Larry Williams consulting. Larry Williams currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: June 30, 2019 - Present
  Responsibilities: Participate on the board. Compensation is Common Stock A issued annually

Other business experience in the past three years:

- **Employer:** Larry Williams consulting
  Title: President
  Dates of Service: January 01, 2012 - Present
  Responsibilities: Consulting services for government and other entities

Name: Joe Lyons

Joe Lyons's current primary role is with Lyons Advisors. Joe Lyons currently services 10-15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  Dates of Service: June 30, 2013 - Present
  Responsibilities: Oversee the financials for the company. Joe is compensated via Common Stock A issued annually.

Other business experience in the past three years:

- **Employer:** Lyons Advisors
  Title: Consultant
  Dates of Service: June 30, 2009 - Present

Responsibilities: Consulting services

Name: Corey Stanford

Corey Stanford's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: January 31, 2015 - Present
  Responsibilities: Responsible for leading the software, development and design for the company. Compensation is approximately $4k/month and Common A stock

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The price at which the securities are being offered was established by the Company based on reasonable sales of Class A Common Stock. Such price may not accurately reflect the value of the securities offered. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class A Common Stock purchased through this crowdfunding campaign is subject to SEC limitations on transfer. This means that the stock that you purchase may not be resold for a period of one year unless the stock is registered with the Securities and Exchange Commission or is exempt from such registration.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. Moreover, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the education industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Class A Common Stock in the amount of up to $1.07M in this offering. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow. If it is unable to raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is unlikely that at our stage of development, we will be able to access traditional sources of credit If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class A Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class A Common Stock. In addition, if we need to raise more equity capital from the sale of Class A Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for online lessons and scheduling. Our revenues are therefore dependent upon the market for online capital formation.

Minority Holder; Securities with Voting Rights

The Company's authorized capital consists of 20,000,000 shares of Class A Common Stock, of which 1,567,725 shares are issued and outstanding as of the date hereof, and 10,000,000 shares of Class B Common Stock, of which 5,692,500 shares are issued and outstanding as of the date hereof. The Company is also authorized to issue 1,000,000 shares of preferred stock, none of which have been issued. The Class A Common Stock and Class B Common Stock are identical in all respects, except that the Class A Common Stock has voting rights on a one vote per one share basis, whereas the Class B Common Stock has voting rights on a ten vote per one share basis. A company founder owns 5,282,500 Class B Common Stock. As a result, he has absolute control over all affairs of the Company. Purchasers of the Class A Common Stock will be minority shareholders of the Company and therefore will have no ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
We have a limited history upon which an evaluation of the Company performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in

operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We have incurred a net loss and have had limited revenues generated since inception. There is no assurance that we will become profitable or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including accounting, legal work and public relations. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in our service or in our computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on us could harm our reputation and materially negatively impact our financial condition and business.

Our financial performance depends on our ability to develop awareness among, and enroll and retain, students in our programs in a cost-effective manner.
If we are unable to successfully market and advertise our programs, our ability to attract and enroll prospective students in those programs could be adversely affected.

Further, Internet and other technology, including data gathering and marketing and advertising, is changing fast and we may be unable to adapt our initiatives to attract, enroll and retain students in a timely manner. Consequently, our ability to increase revenue or maintain profitability could be impaired. Some of the factors that could prevent us from successfully marketing our institutions and the programs that they offer include but are not limited to: student or instructor dissatisfaction with our programs and services; diminished access to prospective students; our failure to maintain or expand our brand names or other factors related to our marketing or advertising practices; and changing media preferences of our target audiences.

System disruptions and vulnerability from security risks to our online technology infrastructure could have a material adverse effect on our ability to attract and retain students.

The performance and reliability of program infrastructure is critical to their operations, reputation and ability to attract and retain students. Any computer system or software error or failure, significant increase in traffic on our computer networks, or any significant failure or unavailability of our computer networks or third-party software, including but not limited to those as a result of natural disasters and network and telecommunications failures, could materially disrupt our delivery of these programs. Any interruption to our computer systems or operations could have a material adverse effect on our student enrollments. Our computer networks are also vulnerable to unauthorized access, computer hackers, computer viruses, denial of service attacks and other security threats. A user who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in our operations. Due to the sensitive nature of the information contained on our networks hackers may target our networks. We expend significant resources to protect against the threat of these security breaches and may incur significant expenditures to alleviate problems caused by these breaches. We cannot ensure that our efforts will protect our computer networks against security breaches despite our regular monitoring of our technology infrastructure security. Any general decline in Internet use for any reason, including security or privacy concerns, cost of Internet service or changes in government regulation, could result in less demand for online programs and inhibit growth in our online programs.

System disruptions and vulnerability from security risks to our online technology infrastructure could have a material adverse effect on our ability to attract and retain students.

The performance and reliability of program infrastructure is critical to their operations, reputation and ability to attract and retain students. Any computer system or software error or failure, significant increase in traffic on our computer networks, or any significant failure or unavailability of our computer networks or third-party software, including but not limited to those as a result of natural disasters and network and telecommunications failures, could materially disrupt our delivery of these programs. Any interruption to our computer systems or operations could have a material adverse effect on our student enrollments. Our computer networks are also vulnerable to unauthorized access, computer hackers, computer viruses, denial of service attacks and other security threats. A user who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in our operations. Due to the sensitive nature of the information contained on our networks hackers may target our networks. We expend significant resources to protect against the threat of these security breaches and may incur significant expenditures to alleviate problems caused by these breaches. We cannot ensure that our efforts will protect our computer networks against security breaches despite our regular monitoring of our technology infrastructure security. Any general decline in Internet use for any reason, including security or privacy concerns, cost of Internet service or changes in government regulation, could result in less demand for online programs and inhibit growth in our online programs.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Ted Gee	5,282,500	Class B Common Stock	90.3

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 214,000 of Class A Common Stock.

Class A Common Stock

The amount of security authorized is 10,000,000 with a total of 1,581,558 outstanding.

Voting Rights

1 vote per share

Material Rights

The total number of shares on a fully diluted basis (1,581,558) include 1,567,725 shares issued and 13,833 unvested shares to be issued pursuant to outstanding stock options.

Section 8.5 of Bylaws: The Corporation shall have the power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes or series owned by such stockholders in any manner not prohibited by the General Corporation Law of Delaware.

Class B Common Stock

The amount of security authorized is 20,000,000 with a total of 5,682,500 outstanding.

Voting Rights

10 votes per share

Material Rights

Section 8.5 of Bylaws: The Corporation shall have the power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes or series owned by such stockholders in any manner not prohibited by the General Corporation Law of Delaware.

Preferred Stock

The amount of security authorized is 1,000,000 with a total of 0 outstanding.

Voting Rights

Not yet determined.

Material Rights

The Board of Directors is authorized and may provide for the issuance of Preferred Stock in series, and to establish from time to time the number of shares to be included in each series and to fix the designation, power, preferences and rights of the shares.

As of May 2021, no preferred stock has been designated.

What it means to be a minority holder

As a minority holder of Class A Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $236,900.00
  Number of Securities Sold: 34,225
  Use of proceeds: Working Capital
  Date: January 01, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $18,900.00
  Number of Securities Sold: 4,725
  Use of proceeds: Working Capital
  Date: January 01, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $33.77
  Number of Securities Sold: 33,775
  Use of proceeds: General expense; par value payment for sweat equity.
  Date: January 01, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-

looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The 2020 performance results from:

1. The revenue and expenses associated with services provided to customers include the Veterans administration, public, charter, virtual schools, and private lessons by individuals.

2. Expenses represent investments in company infrastructure, most notably the software development, customer experience, and technology required for a reliable online experience for the instructors, students, and individual music enthusiasts.

Results of operations

Year ended December 31, 2020 compared to year ended December 31, 2019.

Revenue: Revenue for both years was derived predominantly from sales to schools and other institutions. The revenue was earned from primarily school programs across the United States and individuals from around the world that wanted virtual music lessons. Revenue for fiscal year 2020 was $160,797, consistent with fiscal year 2019 revenue of $158,076 through a significant drop in forecasted contracts and agreements. There were significant revenues lost from schools, and government programs including the Veterans Administration, prisons, nursing homes, and others because of the impact of the pandemic.

Cost of sales: Cost of sales in 2020 was $82,670, an increase of approximately $33,000, from costs of $49,693 in fiscal year 2019. The increase was largely due to the additional development in our technology and features to enhance the overall customer experience. This included the development of our new subscription-based "enterprise" solution for music studios, and other entities to be able to license our classroom for their own branded use and the development of the world's first system that enables both virtual rehearsals and performances online for music.

Gross profit: 2020 gross profit decreased by $70,000 from 2019 but continued to represent a strong percentage of revenues in 2020 of 48%. This reduced performance was caused by the impact of the pandemic that impacted schools and all other customers in our business development process.

Expenses: The Company's expenses consist of, among other things, payroll, contracted services, marketing, and sales expenses, and development. Expenses in 2020 increased $42,000 from 2019, or 20%. This was due to the development of our new software and platform offerings.

Historical results and cash flows:

With proof of concept achieved and the ability to generate operating revenue proven in previous years, we plan to achieve profitability when service volume is adequately increased. The only material cost of sales is the fees to instructors. With StartEngine funding, we plan to hire marketing people to grow volume, and ideally, this will drive operating performance upward for us to be on a path to achieve profitability.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company's capital resources include collections from receivables and continued funding from founder debt. Currently, there is approximately $100k in receivables that we anticipate.

The Founder & CEO, Ted Gee continues to loan money to the company as he previously has done.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The campaign funds are critical to our growth and will be spent mostly on marketing to build up our visibility in the market and continue to accumulate additional partners.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds are not required for company viability. Rather, the funds will allow the company to achieve the growth needed to be on a path to profitability much earlier.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise only the minimum, we anticipate the ability to continue operating for two to three years. The minimum raised will supplement revenue expected from partnerships now in negotiation. With the combined income, we will have sufficient funds to continue operating. This estimate is based upon the expectation of revenue growth and the company's modest administrative expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

With the maximum funding, we expect to have adequate funds for four or more years.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

As the company achieves greater financial stability we will have access to bank financing, in part associated with the value of our accounts receivable and technology. Further, the company has shown the ability to raise capital from private individuals.

Indebtedness

- **Creditor:** Company founder/CEO and a few other early stockholders
  Amount Owed: $1,492,000.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2024
  The large majority of the debt is contingent upon achievement of adequate cash to pay the debtors without inhibiting the company's ability to grow.

- **Creditor:** Various vendors
  Amount Owed: $80,000.00
  Interest Rate: 0.0%
  Maturity Date: June 30, 2021

Related Party Transactions

- **Name of Entity:** Ted Gee
  Relationship to Company: Founder & CEO
  Nature / amount of interest in the transaction: The Company's primary obligations relate to loans made by its founder and chief executive, Ted Gee, which total more than $1.3M. This is a related party loan with flexible repayment terms.
  Material Terms: As it is a transaction between related parties, there is no guarantee that those terms would be available to the Company in a commercial setting

Valuation

Pre-Money Valuation: $36,320,290.00

Valuation Details:

Our valuation analysis includes a review of three comparable companies (Take Lessons, Creative Live and Master Class). All information retrieved from PrivCo via Crunchbase:

A. Take Lessons Valuation Range $50 million to $100 million

B. Creative Live Valuation Range $100 million to $500 million

C. Master Class Valuation Range $1 billion to $10 billion

More recently, these three companies have each been valued at $50 million or more. We believe the post-pandemic market will continue to enhance the online education market. Currently, management believes that Live Music Tutor has raised funds via the founder, friends, and family, and although a higher valuation could be justified for this round of financing, we have set the valuation at $36 million to attract numerous people to become Live Music Tutor owners, customers, and brand ambassadors, to help Live Music Tutor grow.

Description of Comparable Company Benchmarks. Take Lessons, CreativeLive, and Master Class, are among the most comparable companies, as they are B2C focused online education providers and Live Music Tutor focuses on B2C and B2B markets via its custom models, subscription model, and white label solution all geared to penetrate preexisting and potential markets using both online education and hybrid models for schools, mass audiences, and similar groups. Also, each of them is focused on the global markets and regulated by the SEC. Creative Live and Master Class both have music-related topics like Live Music Tutor, their focus is on prerecorded content. Take Lessons provides some music classes, however, they also provide a broad selection of topics for lessons while Live Music Tutor focuses its targets on niche markets with vetted experts. Take Lessons, CreativeLive, and Master Class focus on subscription models with predetermined rates, while Live Music Tutor provides a hybrid model which includes base pricing for private lessons and tailors the pricing for all its other services based on the tailored needs and expectations of its customers. Live Music Tutor does offer subscription pricing for its licensing offering for its enterprise model.

Live Music Tutor Progress vs Benchmarks. Live Music Tutor is more advanced than these comparable companies were at the time of their first financing, as Live Music Tutor has a proven technology used in schools, the government, nursing homes, and other areas with great reviews. Live Music Tutor has won global technology awards and has been published in a variety of newspapers, magazines, and even mentioned in the New York Times. The pre-concept revenue since inception has reached almost $1million and it has a substantial backlog of customers.

Live Music Tutor Differentiation. Live Music Tutor utilizes its own proprietary technology and pool of vetted instructors. Live Music Tutor focuses on interactive learning vs prerecorded content in niche markets. This allows for the attention and customization of the experience vs general topics and broad learning in a broad one size fits all approach. Our pricing model is built based on the needs of individuals, schools, and other similar entities vs a canned model. Another differentiator is the security of Live Music Tutor in which all instructors go through a vetting process, there is no software to download, all courses are recorded, meets Child Online Privacy Protection Act and Health Insurance Portability and Accountability standards. The management believes that focusing on niche markets for live interactive lessons, a hybrid pricing model based on the needs of its customers and vetted experts will provide the outcomes expected for all ages and types of learners.

Additional Analysis

TakeLessons is the trusted marketplace for finding online and local instructors and taking online classes across a wide array of subjects ranging from foreign languages, math, and photography to music, dance, and acting. Instructors rely on TakeLessons to simplify marketing and manage their business with integrated scheduling, billing, payment, and communication tools that work seamlessly across desktop and mobile devices.

Take Lessons has received $19m of funding over a total of 5 Rounds between 2006 and 2014. An initial seed round of $2m in 2006 between 2009, Series A of $10m between 2011 and 2013, and a Series C round of $7m in 2014. The post-funding valuation listed on March 25th is between $50 and $100m. They have 1 registered trademark, and the estimated revenues are between $10m and $50m.

Take lessons to provide a broad range of online classes and Live Music Tutor focuses on a niche market with proprietary technology and built specifically for music with vetted instructors. Take lessons offers tutoring and lessons in a variety of subjects both online and in person.

Take Lessons focuses on 1 on 1 lessons and Live Music Tutor has 1 on 1 private lessons, group lessons, clinics, master classes, and mass audience performance opportunities. Take Lessons is geared towards individuals vs Live Music Tutor which is a customized solution for individuals, schools, groups, and mass audiences. Another differentiator is the security of Live Music Tutor in which all instructors go through a vetting process, there is no software to download, all courses are recorded, meets Child Online Privacy Protection Act and Health Insurance Portability and Accountability standards.

CreativeLive is the world’s largest live streaming education website. Anyone can use CreativeLive to take free live online classes taught by the world's most inspiring instructors and purchase classes to take them on-demand. CreativeLive is a broad subject content provider with a focus on recorded content and 1-way delivery. Live Music Tutor is live interactive lessons with live sessions for individuals, groups, and mass audiences. CreativeLive is like Live Music Tutor only in the fact that they are both educational opportunities for everyone to learn.

The key difference is that Live Music Tutor provides interactive learning via classes with live vetted instructors and is consistent with the results of in-person learning except for our proprietary technology that delivers the experience. All of the classes at Live Music Tutor are recorded for future viewing by the students, instructors, parents, and administrators to ensure the quality of the classes meets the expectations. Another key difference is that Live Music Tutor is partnering with schools to supplement in-person classes with live instructors that are customized to each student's needs and not just canned delivery.

CreativeLive has raised a total of $58.3m of funding over 3 rounds between 2012 and 2017. A series A round of 7.5m in 2012, Series B of $50m in 2012 and 2017. The estimated revenues are $1m to $10m.

Launched in 2015, MasterClass is the streaming platform with prerecorded content where anyone can learn from many celebrities and known experts. Each class features about 20 video lessons, at an average of 10 minutes per lesson. You can learn on your own terms—in bite-size pieces or in a single binge. The similarities with Live Music Tutor are primarily that they are both online education providers. MasterClass focuses on prerecorded content with a wide range of subjects, including Arts & Entertainment, Business, Design & Style, Sports & Gaming, Writing, and more. Each class features about 20 video lessons, at an average of 10 minutes per lesson. The differences are many including the fact that Live Music Tutor provides live interactive classes via vetted instructors using our own proprietary technology. This is a niche market geared to customized solutions and not canned content. The pricing for Live Music Tutor is based on the skill levels and customized needs of its students. All of the classes at Live Music Tutor are recorded for future viewing by the students, instructors, parents, and administrators to ensure the quality of the classes meets the expectations. Another key difference is that Live Music Tutor is partnering with schools to supplement in-person classes with live instructors that are customized to each student's needs and not just canned delivery. Live Music Tutor has

Master Class has raised $461.4m over 7 rounds between 2013 and 2021. An initial seed round in 2013 for $1.9m, Series A in 2015 for $4.5m, Series B $15m 2016, Series C $35m in 2017, Series D 80m 2018, Series E 100m 2020, and Series F in 2021 for $225m. They have a post-money valuation of $1B to $10B as of 7 April 2021. They have 1 registered trademark.

The Company set its valuation internally without a formal third-party independent valuation. The pre-money valuation has been calculated on a fully diluted basis which assumes all stock options have been vested and exercised.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  96.5%
  We would use this for fees and expenses for daily operations.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Company Employment*
  60.0%
  Full-time sales, marketing, operations, customer support and engineering to support scale.

- *Marketing*
  16.5%
  These funds will be used for social media campaigns and other marketing efforts to promote brand awareness.

- *Working Capital*
  10.0%
  We would use this money for expenses and fees for professional services, platform expenses, and cash flow.

- *Research & Development*
  10.0%
  Continually improve our platform and services.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at livemusictutor.com (https://www.livemusictutor.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/live-music-tutor

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Live Music Tutor Inc.

[See attached]

LIVE MUSIC TUTOR INC.

(a Delaware corporation)

Unaudited Financial Statements

For the calendar years ended December 31, 2020 and 2019

IndigoSpire

CPAs & ADVISORS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

May 17, 2021

To: Board of Directors, LIVE MUSIC TUTOR INC.

Re: 2020-2019 Financial Statement Review

We have reviewed the accompanying financial statements of LIVE MUSIC TUTOR INC. (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in shareholders' equity/deficit and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

LIVE MUSIC TUTOR INC.
BALANCE SHEET
As of December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS	**2020**	**2019**
Current Assets		
Cash and cash equivalents	$ 3,501	$ 4,652
Accounts receivable	371,165	373,868
Contracted lessons	--	125,625
Total current assets	374,666	504,145
Intangible assets, net	1,358,575	1,358,575
Total Assets	$ 1,733,241	$ 1,862,720
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Short-term notes payable	$ 94,253	$ 82,241
Deferred revenue		125,625
Total Current Liabilities	94,253	207,866
Long-term notes payable, related party	1,308,900	1,308,900
Long-term notes payable	183,000	183,000
Total Liabilities	1,586,153	1,699,766
SHAREHOLDERS' EQUITY		
Common Stock, Class A (10,000,000 shares of $0.001 par value authorized, 1,567,725 and 1,563,000 shares issued and outstanding as of December 31, 2020 and 2019, respectively)	1,568	1,563
Common Stock, Class B (20,000,000 shares of $0.001 par value authorized, 5,682,500 and 5,682,500 shares issued and outstanding as of December 31, 2020 and 2019, respectively)	5,683	5,683
Additional paid-in capital	3,322,654	3,149,659
Retained deficit	(3,182,817)	(2,993,951)
Total Shareholders' Equity	147,088	162,954
Total Liabilities and Shareholders' Equity	$ 1,733,241	$ 1,862,720

LIVE MUSIC TUTOR INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Revenues, net	$ 160,797	$ 158,076
Less: cost of goods sold	82,670	49,693
Gross profit	78,127	108,383
Operating expenses		
Marketing	5,475	6,464
Software development	63,656	60,156
Other general and administrative	197,262	146,994
Total operating expenses	266,393	213,614
Net Operating Income (Loss)	(188,266)	(105,231)
Tax (provision) benefit	–	–
Net Income (Loss)	$ (188,266)	$ (105,231)

LIVE MUSIC TUTOR INC.
STATEMENT OF OWNERS' EQUITY
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Common Stock, Class A		Common Stock, Class B		Additional Paid-in Capital	Retained Deficit	Total Shareholders' Equity
	# Shares	$	# Shares	$			
Balance as of January 1, 2019	**1,495,000**	**$ 1,495**	**5,682,500**	**$ 5,683**	**$ 3,051,727**	**$ (2,888,720)**	**$ 170,185**
Share issuance	68,000	68			97,932		98,000
Net Income (Loss)						(105,231)	(105,231)
Balance as of December 31, 2019	**1,563,000**	**$ 1,563**	**5,682,500**	**$ 5,683**	**$ 3,149,659**	**$ (2,993,951)**	**$ 162,954**
Share issuance	4,725	5			172,990		172,995
Net Income (Loss)						(188,266)	(188,266)
Balance as of December 31, 2020	**1,567,725**	**$ 1,568**	**5,682,500**	**$ 5,683**	**$ 3,322,654**	**$ (3,182,817)**	**$ 147,088**

LIVE MUSIC TUTOR INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Operating Activities		
Net Income (Loss)	$ (188,266)	$ (105,231)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Changes in operating asset and liabilities:		
(Increase) Decrease in accounts receivable	2,703	(14,968)
(Increase) Decrease in deferred revenue	(125,625)	125,625
(Increase) Decrease in other current assets	125,625	(125,625)
Net cash used in operating activities	(185,563)	(120,199)
Investing Activities		
None	–	–
Net cash used in operating activities	–	–
Financing Activities		
Proceeds from all financing activities	184,412	119,644
Net change in cash from financing activities	184,412	119,644
Net change in cash and cash equivalents	(1,151)	(555)
Cash and cash equivalents at beginning of period	4,652	5,207
Cash and cash equivalents at end of period	$ 3,501	$ 4,652

LIVE MUSIC TUTOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
See Accountant's Review Report
AS OF DECEMBER 31, 2020 and 2019
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

LIVE MUSIC TUTOR INC. (which may be referred to as the "Company", "we," "us," or "our") is a corporation originally formed in Florida in 2012 before redomiciling under the laws of Delaware on April 5, 2018. The Company develops an online platform for teaching students through virtual interactions.

Since inception, the Company has been in a development and early revenue stage and has relied on issuing securities, founders' loans and revenue from product sales to fund its operations. As of December 31, 2020, the Company had negative retained earnings and will likely incur additional losses prior to generating positive working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern (see Note 3). The company initiated a crowd funding campaign in 2021. The Company intends to fund its operations with funding from the crowdfunding campaign (see Note 9) and the receipt of funds from continuing revenue producing activities. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $3,501 and $4,652 of cash on hand, respectively.

Fixed Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020 and 2019, the Company had no net fixed assets.

The Company maintained intangible assets relating to the software platform, trademarks, and other intellectual property of $1,358,575 and $1,359,575, as of December 31, 2020 and 2019, respectively.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenues through the use of its platform for teaching lessons to students.

Accounts Receivable

The allowance for uncollectible accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the nature and type of account, adverse situations that may affect the payor's ability to repay and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Accounts are deemed to be past due upon invoice due date.

Receivables deemed uncollectible are charged off against the allowance when management believes the assessment of the above factors will likely result in the inability to collect the past due accounts. The Company's standard terms and conditions with commercial accounts generally requires payment within 30 days of the invoice date, however, timing of payment of specific customers may be separately negotiated.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2012 and incurred a cumulative loss since inception. During the early years of the Company's existence, resources were spent developing the platform and testing the proof of concept. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT

The Company's primary obligations relate to loans made by its founder and chief executive, Ted Gee, which total more than $1.3M. This is a related party loan with flexible repayment terms. As it is a transaction between related parties, there is no guarantee that those terms would be available to the Company in a commercial setting.

NOTE 5 – INCOME TAX PROVISION

The Company has filed or will timely file its corporate income tax return for the period ended December 31, 2020 and 2019. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2020 and carries a federal net operating loss that can be used to offset future corporate taxable income (to extent allowed by law).

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. There is no pending or threatened litigation.

NOTE 7 – EQUITY

The Company has authorized 10,000,000 shares of $0.001 par value of Class A common stock. The Company has also authorized 20,000,000 shares of $0.001 par value of Class B common stock.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company has received approximately $1.3 million in advances from its founder and chief executive. This credit does not bear interest or have a fixed maturity date.

As this is a transaction between related parties, there is no guarantee that the Company would be able to procure financing on comparable terms from third parties.

NOTE 9 – SUBSEQUENT EVENTS

Crowdfunded Offering
In 2021, the Company intends to offer securities in a securities offering expected to be exempt from registration under Regulation CF. The offering campaign will be made through StartEngine, a FINRA approved Regulation CF funding portal.

COVID-19 Related Actions
On March 10, 2020, the World Health Organization declared the coronavirus outbreak ("COVID19") to be a pandemic. The outbreak is negatively impacting businesses across a range of industries. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employees and vendors, all of which are uncertain and cannot be predicted. Therefore, the extent to which COVID-19 may impact the Company's financial condition or results of operations in the future is uncertain.

Management's Evaluation

Management has evaluated subsequent events through May 17, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Live Music Tutor

Changing the Way the World Learns Music


LIVE MUSIC TUTOR

Website   Winter Springs, FL   CONSUMER INTERNET

Live Music Tutoring (LMT) is here to transform the way the world learns music. With us, you can learn any instrument online at any age, any time, and anywhere. We provide an online interactive music platform that connects instructors, students, and music enthusiasts from around the world in one convenient place to share their passion.

$0.00 raised

0 Investors	$36.3M Valuation
$5.00 Price per Share	$200.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Reasons to Invest

- Safe, convenient and affordable technology with a proven leadership team, and all vetted instructors.
- Custom solutions including programs, cost and technology options, along with a proprietary platform built with many music education features - all COPPA and HIPPA compliant.
- Our estimate for the LMT education market opportunity is $3.9 billion.

OVERVIEW

Transforming the Way the World Learns Music

Sharing the experience of playing music is like nothing else - it's magic.

That's why we provide an experience that combines superior technology with vetted experts that teach live music lessons to students of all ages, genres, and skill levels.


Transforming the way the world learns about music

This means **any instrument, any place and any time** - without fear of safety and privacy issues like other online educational platforms.

LIve Music Tutor was built for music education and music therapy, having many features geared to make an ideal virtual environment for musicians. We believe to be pioneers in providing the space and opportunity for virtual rehearsals and performances.



THE PROBLEM

The Online Music Education Space is Fragmented

We target a fundamental problem when it comes to all elements of education: **Funding.**

And music education is a space that definitely lacks it. The problems range from...

- A decline in K-12 schools offering music programming
- An increasing cost of private music lessons
- Challenges in qualification and matching of local music teachers with students are all barriers.
- Geographic challenges to connect music teachers and students in different locations are eliminated.


Music Is Important to the Lives of Students, But
Program Cuts
Cost of Lessons
Qualification Issues
Geographic Challenges
Make It Nearly Impossible To Learn An Instrument

LMT provides a positive solution to the lack of funding for the ESSA law - in which music is included in a well rounded education, like other core courses. We supplement school districts current curriculums by providing master and individual classes in public schools using our proven technology.

THE SOLUTION

Live Music Tutor: A Public Benefit Corporation

LMT platform is a proprietary technology and software that provides a **convenient, safe and affordable** way to implement a music program without the capital expenses and overhead associated with traditional music programs.





Whatever You Need, We're Here To Help
Music Education
Music Therapy
Government Services
Private Lessons

With our virtual music lessons, we...

- **Provide** a 2-sided solution to the consumer and institutions (schools, government, military, etc.)
- **Deliver** private and group lessons or master classes via a custom technology platform.
- **Cater** to all school markets including charter schools, homeschoolers, public schools, parochial schools etc.
- **Engage** with the Veterans Administration.
- **Grant** access to a quality music education to all communities regardless of geographic location.
- **Offer** retail products that include instruments for rent or purchase as well as accessories.



How it Works

Our live interactive platform elevates music education and music therapy to a whole new level. No need to struggle to learn from a YouTube video or watch a static class. Get real time feedback, ask questions, make rapid progress and get instant confirmation.

Interactive Tools

Recorded for Review

Easy Planning & Comm.

THE MARKET

We've Learned There is Huge Market Potential

Our estimate for the LMT education market opportunity is $3.9 billion.

This is partly because...

- Zion Market Research expects the **global private tutoring** market to grow to **$174 billion** by 2026 at 7.1% growth.
- Orbis Research expects the global **e-learning** market to grow to **$275 billion** by 2022 at 7.5% growth.



$39.B
LMT Education Market

$174B
Global Private Tutoring Market

$275B
Global E-Learning Market

Not to mention - approximately 30 million youth globally take music lessons. And out of approximately 14,000 school districts in the US...

- **80%** have **cut funds** for music programs since 2008.
- **Every Student Succeeds Act** (ESSA) passed in December 2015, puts music back in schools as part of a well-rounded education like math and science.

So along with this estimation, our current active markets are widespread:

- Music Education
- Schools, After School programs
- Music Therapy
- Veterans Administration (Total Wellness)
- Prisons


Millions of
Students
Deserve A
Chance

30M
Global Youths in Music Lessons

14K
School Districts in the U.S.

80%
Schools cut Music Programs

OUR TRACTION

We've Been Working Hard on our Platform Since 2012

Here's a brief history lesson:



2012 — **Incorporate**

Incorporated as a regular corporation, then as a public benefit corporation

2012-2015 — **Build: R&D Product Dev.**

Built a robust, internet-based platform with a global design

2015-2017 — **Launch: Consumer Market**

Focused on mass consumer market, attracted professional museums & music educators, market research, ect.

2017 — **Pivot: Enterprise vs. Consumer Focus**

Focused on newly identified customer segments - schools, government, special needs, veterans, ect.

2018 — **Relaunch**

Learnings from pilot showed we could scale in schools; government; reallocated resources; 50+ schools

So far, we have generated approximately $1 million in proof of concept revenues. And we've built quite the following with that.

Community:

- 221 counties of K-12 schools, government, active adult communities
- Over 2000 Music Instructors and credentialed therapists
- Engagement with over 60 school district and approximately 400 more in the pipeline



Key Partners:

- Grammy Education Coalition, (NAMM) National Association of Music
- Merchants, 1100 Colleges/Universities, and many more

Awards/Recognition:

- Florida Alliance for Arts Education (FAAE) 2018 Business Leadership State Award
- HDI Global/Austin Chamber Tech and Innovation Award 2018
- NYT and VA magazine and other media outlets


Austin
Chamber

WHAT WE DO

Built for Education, Designed and Proven for Music

LMT software provides a convenient, safe and affordable way to implement a virtual music program in various spaces.



We believe to have developed a technology far superior to any of the conference calling technologies in the marketplace today, as our system both allows you to bring in your own experts, or use ours.



Key Highlights

- Interactive Tools
- Recorded for Review
- Easy Planning & Comm.
- Split Screens
- Instructor Selection
- ...And Much More!

LMT is built for schools and other organizations where learning is more important and just a face-to-face virtual meeting. **And, it's pretty easy to use**:

- Once a student has registered, they can schedule any available lesson(s) simply by clicking on the desired lesson and paying the lesson fee

- Both individual lessons as well as group lessons are offered. Individual lessons provide the most individualized attention between the student and the instructor, while group lessons are based on age and experience level.

- All lessons are delivered online via video technology designed and delivered by LiveMusicTutor.com.

- We design a curriculum to help students develop their potential and achieve their music goals. This curriculum acts as a guide for our instructors to help students meet these goals while allowing them the flexibility to tailor their instruction to the level and needs of individual students.



Individual Lesson
Group Lesson
Master Lesson
Special Event

THE BUSINESS MODEL

Models that Works for You

LMT has two different modelz, catering to different needs.

Our **Base model** is currently preferred by many of our current schools, music stores and similar entities. This model includes limited customization, vetted instructors, scheduling services, additional support and IT services.

The **SAAS Model** is a turnkey solution created as a subscription-based model for entities that prefer our superior technology and the white labeled solution to enhance their online needs. This model is customized to cater to a client's specific demands for brand, terminology, logos, urls, security, privacy and other IT needs.



Starter

- ✓ Up to 45 lessons per semester
- ✓ Master lessons available up to 30 minutes of instruction each
- ✓ In school lessons

Plus

- ✓ Up to 90 lessons per semester
- ✓ Master, sectional, and individual lessons available up to 1 hour of instruction each
- ✓ In school or after school lessons
- ✓ Tailored programs
- ✓ 24 hour customer support included

Premium

- ✓ Up to 180 lessons per semester
- ✓ Master, sectional, and individual lessons available up to 1 hour of instruction each
- ✓ In school or after school lessons
- ✓ Tailored programs
- ✓ 24 hour customer support included

Enterprise (Custom)

- ✓ Up to 181+ lessons per semester
- ✓ Master, sectional, and individual lessons available up to 1 hour of instruction each
- ✓ In school or after school lessons
- ✓ Tailored programs
- ✓ 24 hour customer support included

Within that range, we generate money via:

1. Private Music lessons
2. K-12 schools (Traditional, Charter, Virtual and Homeschool programs)
3. Summer Programs
4. Special events (For professional musicians and venues)
5. Pay per view events for mass audiences and performances
6. Subscription Models for those who want to license the classroom
7. White label the technology for any business, group or entity.



HOW WE ARE DIFFERENT

We Work Anytime, Anywhere, Affordably

We offer a proprietary real-time, live, interactive web solution for a one-of-a-kind educational system, connecting students and instructors globally - anytime, anywhere, affordably.

Students and instructors will be able to advance through a developmental continuum led by experts in the music education field.



On top of that, the site is **safe and secure** – compliant with the Children's Online Privacy Protection Act (COPPA) and Health Insurance Portability and Accountability Act (HIPAA).

	LIVE Music Tutor	Skype	zoom	GoToMeeting	Google
No software to download	✓	✓			
1-1 & group video conference & live broadcasts	✓	✓	✓	✓	✓
Roster of vetted instructors worldwide	✓				
Recorded video for both presenter & attendees	✓				
Multiple language selection	✓	✓	✓	✓	✓
File sharing	✓	✓	✓	✓	✓
Email & text notifications	✓	✓	✓	✓	
Collect payments	✓				
Mobile responsive	✓	✓			
Mobile apps	✓	✓	✓	✓	✓

**The above information is based on internal research and management's experience.*

THE VISION

A Key Global Leader in Online Education

Whether it means individuals, groups or mass audiences - we are here to combine superior technology with vetted experts in the B2C and B2B space with live interactive events similar to traditional in-person learning. **Without the expense**.

Here's our current pipeline of upcoming opportunities for implementation:

- 75+ Schools and districts (400 additional leads)
- 15+ Military and Government
- 3 Legislative Opportunities in Florida
- 8 Special Events
- 24 Additional Activities
- 2 Master Classes







OUR LEADERSHIP

Meet the Lead Instructors

President/Co-Founder, Ted Gee

- Served as an officer in the United States Army.
- Held leadership roles such as Chief Operating Officer and President, as well as a leader in some high-profile fortune 500 companies including Pulte Homes, Harley Davidson, and Ingersoll Rand.
- Led the resurgence of MD Helicopters, a Howard Hughes company, and a high-end boutique consulting firm with high-profile fortune 50 CEOs as clients.
- Led a variety of startups and helped several organizations improve their top and bottom lines.
- Author of the bestselling book "Hope Is Not A Strategy, simple solutions for doing business in the 21st century".

Chief Technology Officer, Corey J. Stanford

- Has over 15 years of experience in the software industry as a Co-Founder and CTO, delivering large-scale global platforms and executing operational strategies.
- Designed, developed, and co-founded the web-based music technology platform Blazetrak.com, which generated over $1M in revenue without receiving an institutional investment
- Holds a US patent for developing a review management system for audition portfolios.
- Serves on the board of directors and advisors for several ventures in the areas of tech, music, fashion, sports, and medicine.
- Earned the rank of Eagle Scout and served as a Scoutmaster for an award-winning troop.

Chief Financial Officer, Joe Lyons, CPA

- Served as finance officer for the University of Pennsylvania Medical School physician faculty
- Formerly a top executive in a $1 billion+ integrated health care delivery system recognized by Fortune Magazine as one of the 100 best employers in the US.
- Formed a consulting firm serving clients across the US
- Certified Public Accountant (CPA), Certified Information Systems Auditor (CISA), with a master's degree in Liberal Arts from the University of Pennsylvania.
- Served on several governing Boards over the past 25 years as a Board member, executive and advisor.

Vice President Diversified Markets, Anne Thorne

- Has over 30 years of corporate experience in Sales, Marketing and Communication.
- 25 years at Verizon Enterprise Solutions where she served in Global Business Operations, Global Training, Sales Enablement and Sales.
- Spent time in sales, sales management and new hire on-boarding and training
- Extensive experience working in the planning and execution of corporate events such as Customer Advisory Boards, trade shows and executive events
- Volunteers at Surfers for Autism

WHY INVEST

Shaping the World of Music Education

We will globalize music lessons and energize people to learn music and its fundamentals - all in a way that is accessible, safe, affordable, and most importantly, inspiring.

LMT has proven to be a key player in an expansive market, and we plan on creating a welcoming educational space that has a major impact on the future of music education.

Join us in helping musicians thrive.



In the Press

CISION PR Newswire

CISION PR Newswire

Orlando Sentinel

MARKETS INSIDER

SHOW MORE

Meet Our Team



Ted Gee

President and CEO

Ted has served as an officer in the United States Army. He has held leadership roles such as Chief Operating Officer and President, as well as a leader in some high-profile fortune 500 companies including Corning, Pulte Homes, Harley Davidson, and Ingersoll Rand. Ted has been an extremely successful leader as he has led in a variety of change, turn around and startup organizations. He has helped to transform organizations through cultural change and process improvement. Ted had process improvement training in the United States and Japan, and he is a sensei in lean and expert in lean/six sigma tools He is multilingual and has completed postgraduate work at MIT Sloan and Chicago Booth. Ted is the author of the bestselling book "Hope Is Not A Strategy, simple solutions for doing business in the 21st century" and set to release 2 more books in 2021. Ted works approximately 60 hours per week as employee.



Joe Lyons

CFO

Served as finance officer for the University of Pennsylvania Medical School physician faculty

Formerly a top executive in a $1 billion+ integrated health care delivery system recognized by Fortune Magazine as one of the 100 best employers in the US.

Formed a consulting firm serving clients across the US

Certified Public Accountant (CPA), Certified Information Systems Auditor (CISA), with a master's degree in Liberal Arts from the University of Pennsylvania.

Served on several governing Boards over the past 25 years as a Board member, executive and advisor. Joe works approximately 10-15 hours per week as a contractor



Corey Stanford

Chief Technology Officer

· Has over 15 years of experience in the software industry as a Co-Founder and CTO, delivering large-scale global platforms and executing operational strategies.

· Designed, developed, and co-founded the web-based music technology platform Blazetrak.com, which generated over $1M in revenue without receiving an institutional investment.

· Holds a US patent for developing a review management system for audition portfolios.

· Serves on the board of directors and advisors for several ventures in the areas of tech, music, fashion, sports, and medicine.

· Earned the rank of Eagle Scout and served as a Scoutmaster for an award-winning troop.

Corey works approximately 30-40 hours per week as a contractor.



Harold Scott

Board Secretary

Harold joined the board of directors of Live Music Tutor in 2014 after several years of business consulting on human capital matters. Over the prior 12 years Harold served as the Vice President of Human Resources for Harley-Davidson Motor Company and Otis Elevator (United Technologies) with worldwide responsibility for all human resources matters including labor/employee relations, compensation, benefits, learning & development, succession planning, health, safety & security, diversity, facilities management, environmental affairs and staffing.

Always interested in Information Technology, Harold co-founded one of the first retail computer stores in the United States in 1983; well before computers were a household necessity. After retiring, Harold consulted for Accenture and Cargill but now spends his time keeping abreast of business/human capital issues, playing golf and traveling.

Harold was born in New York, New York, raised in rural Michigan and holds a bachelor's degree from the University of Michigan. Married to Cynthia, he has 2 adult sons and resides in Slingerlands, New York.



Ed Bailey

Board Member

Vice President, Brand Development, Austin City Limits TV/ACL Live @The Moody Theater

Ed is the senior manager of the ACL Live business development team and is responsible for sales strategy and revenue through Corporate Partnerships, Concession Rights, Premium Seat and Suite Program. Sets overall partnership relationship and retention strategy. Assists GM and ownership group identify new areas for revenue development. Ed also manages strategic alliances for the iconic TV Series, Austin City Limits for AustinPBS who own the ACL trademarks. Ed has been focal in the development of ACL Live since conception and played a significant role in creating the ACL Music Music Festival. Prior to joining ACL, Ed was part of the team that launched the Rock and Roll Hall of Fame + Museum. Ed also serves on the City of Austin Tourism Commission representing District 3.



Larry Williams

Board Member

Larry Williams is the owner/principal of Larry Williams Consulting LLC, a Northeast Florida based government relations consulting firm. Larry is a Designated Professional Lobbyist and an active member of the Florida Association of Professional Lobbyists. Larry is a native of Northeast Florida and lives in Fernandina Beach, and has been involved in the political and legislative arenas for more than fifteen years.

After completing active duty service in the United States Navy submarine force in 1986, Larry returned to Northeast Florida and began his business career, working for the next 22 years in key industries including finance, banking, mortgage banking and human resources. During this time Larry served an additional ten years in the Florida Air National Guard, and retired from the Air Force Reserves in 2005 after a combined total of twenty years of honorable military service.

In 2008 Larry was asked to serve as the Legislative Aide, Budget and Policy Director and Chief of Staff for Florida State Representative Janet Adkins. As Senior Staff Member, he was responsible all aspects of budget and policy strategy for the elected member of the Florida House of Representatives. This included identifying key objectives and formulating policy and strategy, developing communication plans and tools to support policy positions, and implementing budget and policy objectives.

Larry was responsible for managing all aspects of the legislative process on behalf of the Representative. This included researching legal issues and crafting position documents, crafting and writing proposed legislation, collaborating with legislative committee and governmental agency staff in advocating legislative initiatives, and managing relationships and building coalitions with other members of the legislature as well as other government and non-government entities to promote support for legislative policies and initiatives.

Larry is also actively engaged in several county, regional and state organizations focusing on community issues. He was appointed by Florida Governor Charlie Crist, and subsequently reappointed by Governor Rick Scott to the Northeast Florida Regional Council (NEFRC) Board of Directors, where he served as President of the Board of Directors for the 2012/2013 term, and Chair of the Legislative Affairs Committee. As a board member of the Northeast Florida Regional Council, Larry worked with elected officials and local agencies from around the region to provide visionary leadership and coordination between counties and governmental agencies to preserve and enhance the quality of Northeast Florida's natural, man-made, economic, and social environment. Larry also serves as an appointed member of the Florida Regional Council Association representing Northeast Florida.

Larry is active in several Chamber of Commerce organizations, serving on the Government Affairs Committee of each. He also served multiple years as Chair of the Government Affairs Committee of the Greater Nassau County Chamber of Commerce. Larry lives in Fernandina Beach with his wife Mindy and daughter McKenna.



Shawn Taylor

Operations Lead

Shawn has served in leadership positions primarily in operations, change management, and systems implementation. He has spent the last two years with Translarity, Inc. (a semiconductor industry supplier) as Director of Program Management and he spent nine years with Freescale Semiconductor, Inc as Global Sales and Operations Manager. Prior to that, he was the client-side Implementation Manager for Hewlett Packard and Compaq Computers. Shawn worked for Anderson Consulting (Accenture) as an Implementation Manager for warehouse and transportation management systems and held leadership positions at Harley Davidson in logistics, manufacturing, procurement, and supply chain. Shawn is in his 5th year as the Staff Parish Relations Committee Chairman of his local church. He graduated from Penn State University with a BS in Business Logistics (Supply Chain Management). Shawn resides just outside of Austin, TX with his wife, middle school daughter and elementary school son. Shawn currently works approximately 10-20 hours per week for Live Music Tutor as a contractor



Anne Thorne

Sales Lead

Anne has over 30 years of corporate experience in Sales, Marketing and Communication. Her background includes 25 years at Verizon Enterprise Solutions where she served in Global Business Operations, Global Training, Sales Enablement and Sales. Her responsibilities over that time were widely varied and included working in the Life Sciences and Healthcare Technology field, Revenue Retention and as a certified Miller Heiman instructor and Advanced Presentation Skills trainer. Additionally, she has extensive experience working in the planning and execution of corporate events such as Customer Advisory Boards, trade shows and executive events. Anne works approximately 10-20 hours per week for LMT as a contractor.



Cynthia M. Smith

HR Lead/Music Leadership Team

45+ years human resources experience in private, public and corporate environments; playing piano and organ since age 15 and 30+ years directing various church music groups. Cynthia works approximately 10-20 hours per week as a contractor

Offering Summary

Company	Live Music Tutor Inc.
Corporate Address	1170 Tree Swallow Road, Suite 333, Winter Springs, FL 32708
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$200.00

Terms

Offering Type : Equity

Security Name : Class A Common Stock

Minimum Number of Shares Offered : 2,000

Maximum Number of Shares Offered : 214,000

Price per Share : $5.00

Pre-Money Valuation : $36,320,290.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

Amount-Based:

$500+ | Tier 1

A Free lesson (any skill level).

$1,000+ | Tier 2

5% bonus shares + Free lesson (any skill level).

$2,500+ | Tier 3

7% bonus shares + 20% discount for 5 lessons

$5,000+ | Tier 4

10% bonus shares + 20% discount for 10 lessons.

$10,000+ | Tier 5

13% bonus shares + 20% discount for 10 lessons + Live Music Tutor Guitar.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Live Music Tutor Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $5/ share, you will receive and own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Live Music Tutor to get notified of future updates!

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video 1

Great work everyone, see you next week

Boy, what a year it's been. But if there's one thing we've learned, it's that virtual learning will continue to play a key role in our education systems. In fact, did you know last year was a record year for investments in educational technology startups?

(source)*https://www.edsurge.com/news/2021-01-13-a-record-year-amid-a-pandemic-us-edtech-raises-2-2-billion-in-2020#:~:text=In%202020%2C%20U.S.%20education%20technology,was%20spread%20across%20105%20deals.*

Well, it's not news to us because for almost 10 years now Live Music Tutor has been bringing music education to classrooms virtually; providing vetted instructors from around the world using an innovative online platform designed specifically for music.

Other video conferencing platforms like Zoom make music rehearsals virtually impossible, there are all kinds of issues due to video latency and audio delays. Our proprietary technology makes music rehearsals and performances feel like you are right there in the room together.

We've delivered over one hundred thousand lessons in over 221 countries, received recognition and awards from numerous organizations, and have made a difference in countless communities – ensuring that every child has access to music as part of a well-rounded education.

Live Music Tutor has expanded it's services to provide Music Therapy to children with special needs and to Veterans suffering from PTSD, depression, Alzheimer's and more. And we're just getting started!

Thanks for learning about all that we are doing, I am Ted Gee the President and co-founder of Live Music Tutor. We are providing the opportunity of access to quality music lessons for everyone regardless of age, skill level, or location in the world.

Invest in Live Music Tutor and own your own stake in a company that is transforming the way the world learns music.

Video 2

Okay, so now you got that. So then we are going to go to the D.

When I was a little girl, I wanted to play guitar, but there weren't any teachers in my area... so my poor mom would spend hours each week driving me back and forth to lessons...and they weren't cheap.

Now, with Live Music Tutor people from all over the world can get professional music lessons with experienced teachers (such as myself) without leaving their home.

It's safe, convenient, cost-effective and there are so many great teachers to choose from that you are SURE to find someone you jive with.

Signing up takes just a few clicks and you're ready to schedule your first lesson.

Discover your passion - sign up with livemusictutor.com and learn to play a new instrument today.

Video 3

My name is Debbie Famie. I serve on the Florida Music Education Association's Board of Directors and for the past 10 years have been the Arts Coordinator for the School District of Osceola County in sunny Florida.

Three years ago I met Ted Gee and learned about Live Music Tutor. At the time our district was struggling with trying to build our string programs. We really had a critical gap in qualified string teachers and the instruction was falling on choral and band directors who did not have the experience or the expertise to deliver the type of quality instruction. Partnering with Live Music Tutor was a game-changer for us. Through their live-streamed interactive masterclasses several times a month, not only were the students gaining from the expertise of the Live Music Tutor instructor, our teachers were learning and growing in their confidence.

Unlike many virtual programs, the Live Music Tutor instructors communicate and plan directly with our teachers to customize the lessons that are needed for each situation. This training is enduring as students from class to class and year to year will benefit from the skills that our music teacher is acquiring through this joint effort.

Initially, my fear was that the powers that be would see Live Music Tutor as a good way to actually replace music teachers. However, what's played out is exactly the opposite in fact through their partnership our string programs have grown steadily over the past three years to the point that we are now adding string specialists to accommodate that growth. Without the supportive Live Music Tutor, I do not believe this would be the case.

Video 4

How would you like every student in your band, orchestra or chorus to have expert private instruction to improve their skills and grow their love of music?

What if you had an unlimited staff to conduct master classes, sectionals, teach theory and musicianship, and help prepare your students for competitions?

Sounds like every music program's dream, doesn't it?

Well, that's precisely what Live Music Tutor is doing for schools just like yours across the country.

And, it's easy to get started and surprisingly affordable.

Live Music Tutor is a community of thousands of experts, vetted instructors from across the world, and we've built an amazing proprietary technology that brings these instructors LIVE right into your classroom.

You choose the instructors you want and have complete flexibility with scheduling and cost structure.

We offer lessons in all major band and orchestra instruments and voice, classes in theory and musicianship, masterclasses, sectional coaching – everything you need to build your dream music program.

Our live online video technology offers tools and features that go far beyond the traditional lesson and classroom so that students learn efficiently, are more engaged, and retain what they learn for better outcomes.

Efficacy studies of online learning show that student's attention and learning outcomes in live online environments equals or exceeds that of physical learning.

Onboarding and setup is seamless, and when you need support we're here to help you – whether it's technical support, questions about choosing the right instructors, or helping you advocate for music to all the stakeholders in your institution.

Affiliated with over a thousand colleges and universities and the Grammy Education Coalition, Live Music Tutor's program is a proven resource in K through 12 classrooms across the country.

Contact us today to learn more about how you can make your music program the program of your dreams.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:30 PM 04/05/2018
FILED 01:30 PM 04/05/2018
SR 20182463805 - File Number 6831366

CERTIFICATE OF INCORPORATION

OF

LIVE MUSIC TUTOR INC.

A DELAWARE PUBLIC BENEFIT CORPORATION

The undersigned, a natural person (the "*Sole Incorporator*"), for the purpose of organizing a corporation to conduct the business and promote the purposes hereinafter stated, under the provisions and subject to the requirements of the laws of the State of Delaware hereby certifies that:

I.

The name of this corporation is Live Music Tutor Inc. (hereinafter, the "Corporation"). The Corporation hereby elects to become a public benefit corporation under Subchapter XV of the General Corporation Law of the State of Delaware.

II.

The address of its registered office in the State of Delaware is 1013 Centre Road, Suite 403-B, Wilmington, DE 19805 in the County of New Castle. The name of its registered agent at such address is Vcorp Services, LLC.

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law. The specific public benefit purpose of the Corporation is to produce a positive effect (or a reduction of negative effects) for society and persons by offering web-based music education programs, as the board of directors may from time to time determine to be appropriate and within the Corporation's overall music education mission.

III.

A. Authorized Shares. This Corporation is authorized to issue twenty million (20,000,000) shares of Class A Common Stock, par value $0.001 per share (the "Class A Common Stock"), ten million (10,000,000) shares of Class B Common Stock, par value $0.001 per share (the "Class B Common Stock", and together with the Class A Common Stock, the "Common Stock"), and one million (1,000,000) shares of Preferred Stock, par value $0.001 per share. The number of authorized shares of any class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding shares of Common Stock of the Corporation, voting together as a single class.

B. Common Stock. A statement of the designations of each class of Common Stock and the powers, preferences and rights and qualifications, limitations or restrictions thereof is as follows:

(a) Voting Rights.

(i) Except as otherwise provided herein or by applicable law, the holders of shares of Class A Common Stock and Class B Common Stock shall at all times vote together as one class on all matters (including the election of directors) submitted to a vote or for the consent of the stockholders of the Corporation.

(ii) Each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

(iii) Each holder of shares of Class B Common Stock shall be entitled to ten (10) votes for each share of Class B Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

(iv) Except for the initial issuance of Class B Common Stock immediately following the filing of this Certificate of Incorporation, no shares of Class B Common Stock or rights to acquire shares of Class B Common Stock may be issued without the consent of a majority of the then issued and outstanding shares of Class B Common Stock.

(b) Dividends. Subject to the preferences applicable to any series of Preferred Stock, if any, outstanding at any time, the holders of Class A Common Stock and the holders of Class B Common Stock shall be entitled to share equally, on a per share basis, in such dividends and other distributions of cash, property or shares of stock of the Corporation as may be declared by the Board of Directors from time to time with respect to the Common Stock out of assets or funds of the Corporation legally available therefor; provided, however, that in the event that such dividend is paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of Class A Common Stock shall receive Class A Common Stock or rights to acquire Class A Common Stock, as the case may be, and the holders of Class B Common Stock shall receive Class B Common Stock or rights to acquire Class B Common Stock, as the case may be.

(c) Liquidation. Subject to the preferences applicable to any series of Preferred Stock, if any outstanding at such time, in the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Corporation, the holders of Class A Common Stock and the holders of Class B Common Stock shall be entitled to share equally, on a per share basis, all assets of the Corporation of whatever kind available for distribution to the holders of Common Stock.

(d) Subdivision or Combinations. If the Corporation in any manner subdivides or combines the outstanding shares of one class of Common Stock, the outstanding shares of the other class of Common Stock will be subdivided or combined in the same manner.

(e) Equal Status. Except as expressly provided in this Article III, Class A Common Stock and Class B Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters. Without limiting the generality of the foregoing, (i) in the event of a merger, consolidation or other business combination requiring the approval of the holders of the Corporation's capital stock entitled to vote thereon (whether or not the Corporation is the surviving entity), the holders of the Class A Common Stock shall have the right to receive, or the right to elect to receive, the same form of consideration, if any, as the holders of the Class B Common Stock and the holders of the Class A Common Stock shall have the right to receive, or the right to elect to receive, at least the same amount of consideration, if any, on a per share basis as the holders of the Class B Common Stock, and (ii) in the event of (x) any tender or exchange offer to acquire any shares of Common Stock by any third party pursuant to an agreement to which the Corporation is a party or (y) any tender or exchange offer by the Corporation to acquire any shares of Common Stock, pursuant to the terms of the applicable tender or exchange offer, the holders of the Class A Common Stock shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of the Class B Common Stock and the holders of the Class A Common Stock shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of the Class B Common Stock.

C. Preferred Stock. The Board of Directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in series, and to establish from time to time the number of shares to be included in each such series, and to fix the designation, power, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. Except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon by law or pursuant to this Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock).

IV.

A. The management of the business and the conduct of the affairs of the corporation shall be vested in its Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed by the Board of Directors in the manner provided in the Bylaws.

B. Directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. Each director shall hold office either until the expiration of the term for which elected or appointed and until a successor has been elected and qualified, or until such director's death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

C. No person entitled to vote at an election for directors may cumulate votes to which such person is entitled unless required by applicable law at the time of such election. During such time or times that applicable law requires cumulative voting, every stockholder entitled to vote at an election for directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder desires. No stockholder, however, shall be entitled to so cumulate such stockholder's votes unless (A) the names of such candidate or candidates have been placed in nomination prior to the voting and (B) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

D. Subject to any limitations imposed by applicable law, the Board of Directors or any director may be removed from office at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the corporation entitled to vote generally at an election of directors.

E. The Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the corporation. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by this Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

F. Unless and except to the extent that the bylaws of the corporation shall so require, the election of directors of the corporation need not be by written ballot.

V.

A. The liability of the directors for monetary damages for breach of fiduciary duty as a director shall be eliminated to the fullest extent under applicable law.

B. To the fullest extent permitted by applicable law, the corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the corporation (and any other persons to which applicable law permits the Company to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended after approval by the stockholders of this Article VI to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the corporation shall be eliminated or limited to the fullest extent permitted by applicable law as so amended.

C. Any repeal or modification of this Article V shall only be prospective and shall not affect the rights or protections or increase the liability of any officer or director under this Article VI in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

VI.

The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are granted subject to this reservation.

VII.

The name and the mailing address of the Sole Incorporator is as follows:

Louis A. Brilleman, Esq.
1140 Avenue of the Americas, 9th Floor
New York, NY 10036

This Certificate has been subscribed as of April 5, 2018 by the undersigned who affirms that the statements made herein are true and correct.

/s/ Louis A. Brilleman
LOUIS A. BRILLEMAN
Sole Incorporator